FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: January 30, 2004 Commission File Number 001-31528

IAMGOLD Corporation (Translation of registrant’s name into English) 220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Grant Edey
Date: January 30, 2004	Vice President and Chief Financial Officer

2

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, Ontario, Canada M5J 2W4 Ph: 416 360 4710 Fax: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: infor@iamgold.com Website: www.iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: 52 Week Trading Range: Total Shares Outstanding: Fully Diluted:	IMG IAG CDN $5.48-$10.70 144.9 million 150.8 million

FOR IMMEDIATE RELEASE: January 29, 2004	No. 1/04

IAMGOLD MEETS 2003 PRODUCTION TARGETS

Toronto, Ontario, January 29, 2004 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) (TSX:IMG, AMEX:IAG) announces 2003 gold production of 421,000 ounces at a weighted cash cost of $225 per ounce (as defined by the Gold Institute (“GI”)). Joe Conway, President & CEO of IAMGOLD stated: “2003 production and costs were generally in-line with revised guidance of 420,000 ounces of gold at a GI cash cost of approximately $220 per ounce provided in the company’s third quarter report. Production delays and shortfalls due to unusually heavy rainfall in West Africa during the third and fourth quarters of 2003 impacted the operating performance of the mines, particularly the Yatela mine in Mali. However, IAMGOLD’s annual production for 2003 declined only 2% from guidance of 430,000 ounces of gold provided in the company’s 2003 second quarter report. Production inefficiencies and shortfalls due to the heavy rainfall in West Africa and increasing fuel costs as the year advanced resulted in higher cash operating costs at the mines. IAMGOLD’s weighted average GI cash costs increased 5% from $215 per ounce compared to guidance provided in the company’s 2003 second quarter report. Production for 2004 is expected to total 440,000 ounces of gold at weighted average GI cash costs of approximately $220 per ounce.”

IAMGOLD Attributable Production and Costs

The table below presents IAMGOLD’s attributable share of production and GI cash costs for each of the four quarters of 2003 at the four operating gold mines in West Africa in which it has interests along with total production and the weighted average GI cost of production for 2003.

IAMGOLD’s Attributable Share	2003
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	12 mos.
Sadiola - 38%	40	40	42	50	172
Yatela - 40%	21	30	19	17	87
Tarkwa - 18.9%	26	25	28	27	105
Damang - 18.9%	15	14	14	14	57

Total production	101	109	103	108	421

GI cash cost (US$/oz - IMG share)
Sadiola - 38%	211	217	198	226	213
Yatela - 40%	213	203	264	336	244
Tarkwa - 18.9%	212	223	221	240	224
Damang - 18.9%	247	218	228	229	230

Total weighted GI cash cost	217	215	221	246	225

IAMGOLD Corporation is a growth oriented, mid tier gold mining, exploration and development company. Its head office is located in Toronto, Canada. IAMGOLD generates strong operating cash flow from its interests in four gold mines and numerous revenue generating royalty interests and holds over $100 million in cash and gold bullion on its balance sheet. Principal assets include a 38% interest in the Sadiola gold mine and 40% interest in the Yatela gold mine, located in Mali, West Africa and 18.9% interests in both the Tarkwa and Damang gold mines, located in Ghana, West Africa. The Company’s attributable share of forecasted 2004 gold production is 440,000 ounces. IAMGOLD also has a portfolio of royalty interests in a number of producing gold mines and a 1% royalty interest in the rich Diavik diamond mine in northern Canada. The Company is also exploring highly prospective ground in West Africa and South America.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

Joe Conway, President and CEO or Tom Atkins, Vice-President Investor Relations

Tel: (416) 360 4710	Fax: (416) 360 4750	Toll free: 1 888 IMG 9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s e-mail press release list please contact us at info@iamgold.com